Exhibit 99.5

Prescott Group Capital Management, a greater than 10% shareholder of PharmAthene, Inc. (NYSE MKT: PIP), who has previously urged shareholders to vote against the Theraclone merger based largely on the lack of proper disclosures, now questions the quality of due diligence performed by PharmAthene’s Board of Directors after Theraclone announced on November 27, 2013 that:

“Theraclone Sciences, Inc., a therapeutic antibody discovery and development company, today announced that it has received notification from the Biomedical Advanced Research and Development Authority (BARDA) informing the Company that their proposal, “Broad spectrum anti influenza A M2e fully human monoclonal antibody TCN 032: Determination of efficacy in serious influenza disease,” was not selected for funding under the current proposal.”

Prescott’s concerns are heightened by disclosures made in an August 1, 2013 investor presentation, which indicate that TCN 032 has the largest market potential of all the drugs presented for Theraclone’s clinical pipeline.

Prescott believes this BARDA funding denial calls into question two critical components used by PharmAthene’s Board to help justify the merger: (1) access to non-dilutive government funding; and (2) a significant worldwide market opportunity for one of Theraclone’s most developed drugs.

Given the apparent importance of TCN 032 funding to the value of Theraclone, and by extension the entire “merger of equals” concept, Prescott reiterates its opinion that all shareholders should vote AGAINST all five proposals being submitted to a vote of PharmAthene stockholders at the scheduled December 3rd special meeting.

PharmAthene’s merger presentation can be found here:

- http://www.sec.gov/Archives/edgar/data/1326190/000114420413042546/v351583_ex99-2.htm

Prescott’s prior materials discussing these points in greater detail can be found here:

- http://www.sec.gov/Archives/edgar/data/1166152/000119312513440396/d628479dsc13da.htm

- http://www.sec.gov/Archives/edgar/data/1166152/000119312513395909/d611354dsc13da.htm

- http://www.sec.gov/Archives/edgar/data/1166152/000119312513453083/d634390dsc13da.htm